Exhibit 99.1
NEWS RELEASE
BROOKFIELD PROPERTIES ACQUIRES
MINORITY INTEREST IN ITS 53 AND 75 STATE
STREET ASSETS IN BOSTON
Brookfield Now the Sole Owner of the Two Financial District Trophy Properties
New York, January 17, 2008 — Brookfield Properties Corporation (BPO: NYSE, TSX) announced that it has acquired the minority interest in two downtown Boston office towers in which it owned a 51% interest. Brookfield Properties acquired the 49% stake in 53 and 75 State Street from RREEF for $477 million or $511 per square foot.
The acquisition gives Brookfield sole ownership of the two trophy towers, which in aggregate encompass 2.1 million square feet of Class A office space in Boston’s financial district. The two buildings currently have a combined vacancy rate of 0.3%
“Consolidation of ownership in 53 and 75 State Street reflects our confidence in the future of the Boston real estate market which continues to exhibit strong leasing fundamentals,” said Ric Clark, President & CEO of Brookfield Properties. “This transaction underscores our belief in our ability to create additional value in these two assets which have consistently outperformed the market.”
RREEF acquired a 49% interest in the two buildings from Brookfield Properties in 2001.
Strategically located in the heart of Boston’s financial district, 53 State Street is a modern 40-story, 1.1 million square foot office tower that rises from the historic Boston Stock Exchange building. The unique design of the building features a seven-story, glass-enclosed atrium that connects the two buildings, efficient floor plates offering up to 12 offices per floor, as well as a distinctive reflective glass exterior. Tenants at 53 State Street include Goodwin Procter, Fidelity Investments, Hill Holliday, Boston Consulting Group and Citizens Bank.
75 State Street, located across the street from 53 State, is one block from Faneuil Hall and Quincy Market. This 31-story Art Deco office building consists of over one million square feet of premier office and retail space and a public parking garage. The building represents classic architectural design with extensive use of granite on the exterior facade and marble throughout the six-story great hall lobby. Tenants include Sovereign Bank and Wellington Management.

Brookfield Properties Profile
One of North America’s largest commercial real estate companies, Brookfield Properties Corporation owns, develops and manages premier office properties. The office portfolio is comprised of interests in 109 properties totaling 73 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The corporation also holds interests in 17 million square feet of high-quality, centrally-located development and redevelopment properties in its major markets. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417—7215; email: mcoley@brookfieldproperties.com.
Forward-Looking Information
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.